Exhibit 99.1

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED

FINANCIAL INFORMATION

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2007

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

On December 9, 2007, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Hewlett-Packard Company (“HP”) for the sale of its business to HP (the “HP Transaction”). The Agreement contemplated the sale of substantially all of the assets and liabilities relating to the business with the exception of specific assets and liabilities as defined in the Agreement. The HP Transaction was completed on February 29, 2008 (“Closing Date”).

Following the consummation of the HP Transaction, the Company’s primary asset is cash deposited in short term deposits and therefore, the sole source of income is interest that such deposits earn.

The accompanying unaudited condensed Pro Forma Statements of Operations for the year ended December 31, 2007 and the six months period ended June 30, 2008 give effect to the Agreement for the sale of the Company’s business to HP as if it had occurred on January 1, 2007. The pro forma information has been prepared by our management.

The pro forma information may not be indicative of the results that actually would have occurred had the HP Transaction been in effect on the dates indicted nor does it purport to indicate the results that may be obtained in the future.

The accompanying Pro Forma Statements of Operations do not give effect to potential interest income from the use of proceeds received as a result of the HP Transaction. It includes only the actual interest earned after the Closing Date.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31, 2007
	As Reported (A)	Pro Forma Adjustments (C)	Pro Forma

Revenues:
Products	$80,228	(80,228)		$-
Services	5,379	(5,379)		-

Total revenues	85,607			-

Cost of revenues:
Products	46,549	(46,549)		-
Inventory write-off	1,169	(1,169)		-

	47,718			-

Services	8,759	(8,759)		-

Total cost of revenues	56,477			-

Gross profit	29,130			-

Operating expenses:
Research and development	7,046	(7,046)		-
Selling and marketing	13,815	(13,815)		-
General and administrative	12,113	(10,302)		1,811

Total operating expenses	32,974			1,811

Operating loss	(3,844)			(1,811)
Financial expenses, net	(1,738)	1,738		-

loss before taxes on income	(5,582)			(1,811)
Taxes on income	838	(838)		-

Net loss	$(6,420)			$(1,811)

Net income per share:

Basic:	$(0.09)		$	- *)

Diluted:	$(0.09)		$	- *)

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30, 2008
	As Reported (B)	Pro Forma Adjustments (C)	Pro Forma

Revenues:
Products	$10,568	(10,568)		$-
Services	842	(842)		-

Total revenues	11,410			-

Cost of revenues:
Products	7,632	(7,632)		-
Inventory write-off	494	(494)		-

	8,126			-

Services	2,872	(2,872)		-

Total cost of revenues	10,998			-

Gross profit	412			-

Operating expenses:
Research and development	1,942	(1,942)		-
Selling and marketing	3,080	(3,080)		-
General and administrative	8,091	(6,847)		1,244

Total operating expenses	13,113			1,244

Operating loss	(12,701)			(1,244)
Gain on sale of Company's business	93,785	(93,785)		-
Financial income, net	6,347	(5,813)		534

Income before taxes on income	87,431			(710)
Taxes on income	1,295	(1,295)		-

Net income (loss)	$86,136			$(710)

Net income per share:

Basic:	$1.184		$	- *)

Diluted:	$0.982		$	- *)

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

U.S. dollars in thousands (except per share data)

Ellomay Capital Ltd. (“the Company”) (formerly: NUR Macroprinters Ltd.), an Israeli company, is a shell company whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

On December 9, 2007, the Company entered into an Asset Purchase Agreement (“the Agreement”) with Hewlett-Packard Company (“HP”) for the sale of its business to HP (the “HP Transaction”). The Agreement contemplated the sale of substantially all of the assets and liabilities relating to the Company’s business with the exception of specific assets and liabilities as defined in the Agreement. In connection with the Agreement, HP also agreed to acquire three of the Company’s subsidiaries, NUR Europe S.A. a company organized pursuant to the laws of Belgium, NUR Japan Ltd, a company organized pursuant to the laws of Japan and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil. In addition to the transfer of the assets, liabilities and aforementioned subsidiaries, one of the conditions to the consummation of the HP Transaction was the transfer of approximately 80% of the Company’s employees to HP and HP’s subsidiaries. The HP Transaction was completed and all included assets, liabilities and employees were transferred from the Company and its subsidiaries to HP and several of its subsidiaries on February 29, 2008 (“Closing Date”).

The base purchase price pursuant to the agreement was $ 117,500. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of the Company and subsidiaries that were not purchased by HP as of the Closing Date. The adjustment on February 29, 2008 was approximately $ 4,000, for a total consideration under the Agreement of $ 121,500. Of the total consideration, $ 103,900 was transferred to the Company on the Closing Date, $ 1,600 was withheld by HP until final calculation of the net debt at closing, $1,500 was withheld by HP until the assignment to the Company of NUR Europe’s obligations with respect to its capital lease and Government grants and the remaining $ 14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to the Company in two installments: $ 9,500 is to be distributed eighteen months after closing and $ 5,000 is to be distributed twenty-four months after closing. For additional details, refer to interim consolidated financial statements as of June 30, 2008 filled on September 29, 2008.

Assets and liabilities excluded from the Agreement included, but were not limited to: cash balances held by the Company and subsidiaries that were not purchased by HP, short and long term bank credit and loans, all costs incurred in respect to the HP Transaction including severance liabilities, rights and obligations in respect to employees not transferred to HP; rights and obligations related to outstanding litigations, claims and disputes; intercompany balances, all tax benefits and obligations with the exception of such benefits and obligations relating to continuing operations from the Closing Date, assets and obligations in respect of certain government-supported research and development projects and obligations due to or from shareholders.

As part of the Agreement, the Company agreed to change its corporate name. The Company’s name was changed to Ellomay Capital Ltd. in April 2008. In addition, the Company agreed not to solicit any former employees who were transferred to HP or to engage in any business engaged directly in the same business as conducted by the Company at closing, both for a period of three years following the Closing Date.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

U.S. dollars in thousands

A.	Reflects our consolidated condensed statements of operations for the year ended December 31, 2007.

B.	Reflects our unaudited condensed consolidated statements of operations for the six months ended June 30, 2008.

C.	Reflects that subsequent to the sale the Company no longer has operations and all directly attributable line items have been eliminated and all nonrecurring charges that resulted directly from the HP Transaction have been eliminated. The remaining general and administrative expense reflects the following assumptions used by the Company to present the activity subsequent to the closing of the HP Transaction:

1)	Rent for our new offices based on new lease entered into subsequent to the closing of the HP Transaction

2)	Employees salaries and related benefits – based on new or amended employment agreements with employees that remained with the Company following the closing of the HP Transaction.

3)	Professional fees – based on retainer agreed with our advisors subsequent to the sale.